CUSIP No. 810202101	Page 1 of 9 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scott’s Liquid Gold-Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

810202101

(CUSIP Number)

Summers Value Fund LP

Attn: Andrew Summers

299 Milwaukee Street, Suite 326

Denver, CO 80206

With a copy to:

Amy Taylor Wilson

Bryan Cave Leighton Paisner LLP

1201 West Peachtree Street, N.W.,

14th Floor

Atlanta, GA 30309

Tel: (404)572-6926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810202101	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Summers Value Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 810202101	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Summers Value Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 810202101	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Summers Value Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 810202101	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Summers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 810202101	Page 6 of 9 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 14, 2018 (as amended from time to time, the “Schedule 13D”) filed by Summers Value Fund LP (“Summers Value Fund”), Summers Value Partners GP LLC, Summer Value Partners LLC and Andrew Summers (“Mr. Summers” and collectively with Summers Value Fund, Summers Value Partners GP LLC and Summer Value Partners LLC the “Reporting Persons”) with respect to the Common Stock, par value $0.10 per share (the “Common Stock”), of Scott’s Liquid Gold–Inc., a Colorado corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. This Amendment No. 1 amends the Schedule 13D to supplement the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 746,064 shares of Common Stock beneficially owned by the Reporting Persons is approximately $1,504,617, not including brokerage commissions, which was funded with partnership funds of Summers Value Fund LP. No part of the purchase price represents borrowed funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 28, 2019, Summers Value Fund delivered a letter to the Corporation’s Corporate Secretary, a copy of which is attached as Exhibit 99.1 and is incorporated herein by reference (the “Nomination Letter”). The Reporting Persons believe that the Common Stock of the Corporation is dramatically undervalued on an absolute basis and relative to industry peers, trading at three times current year EV/EBITDA with a pristine balance sheet, strong free cash flow generation and an attractive portfolio of beauty and skin care products. Significant opportunities exist to create value for the benefit of all stockholders based on actions within the control of management and the board of directors (the “Board”) of the Corporation. As one of the only industry participants with a completely un-levered balance sheet, capital deployment—including share repurchases and dividends in addition to bolt-on product acquisitions—could be utilized to create meaningful stockholder value over the long run. In the Nomination Letter, Summers Value Fund expresses its belief that Mr. Summers’ experience, background and financial acumen will allow Mr. Summers to bring valuable expertise to the Board.

To that end, the Nomination Letter provides written notice of the Reporting Persons’ intent to nominate Mr. Summers (the “Nominee”) for election to the Board at the Corporation’s 2019 annual meeting of stockholders. The Reporting Persons believe that the Nominee is a highly qualified candidate with substantial relevant experience who can effectively represent stockholders in the assessment, oversight and execution of initiatives that can maximize stockholder returns.

CUSIP No. 810202101	Page 7 of 9 Pages

Biographical information relating to the Nominee is set forth below.

Andrew Summers is currently the sole managing member of Summers Value Partners GP LLC and Summers Value Partners LLC. Summers Value Fund LP makes investments across the global health care sector, including animal health and consumer health companies, with a focus on small and micro-cap stocks. Mr. Summers started his investment career in 1998 at INVESCO Funds Group where he became the Co-Portfolio Manager of a $3.5 billion health care fund. He founded Silvergate Capital Management LLC in 2004 where he managed a health care hedge fund. Mr. Summers grew Silvergate to over $100 million in assets under management while compounding capital at 12.3% per year, net of fees, over three years. Mr. Summers joined Janus Henderson Investors in 2008 and spent the following decade investing across the global health care sector with $75 billion in assets. In 2014, Mr. Summers also served as an observer on the board of directors of Diplomat Pharmacy Inc. (NYSE: DPLO), which is now a $1 billion market cap publicly traded company. Mr. Summers graduated with a degree in business administration from the University of Wisconsin-Whitewater and a master’s degree in finance from the University of Wisconsin-Madison. Mr. Summers is certified as a Chartered Financial Analyst (CFA).

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Corporation’s management team and Board regarding means to enhance stockholder value.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated in their entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 746,064 shares (the “Shares”), or approximately 6.01%, of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the fiscal quarter ended September 30, 2018, which reported that 12,408,177 shares of Common Stock were outstanding as of November 12, 2018).

(c) Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 28, 2019, Summers Value Fund and Mr. Summers entered into an Indemnification Agreement, which is attached hereto as Exhibit 99.2.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Letter to Scott’s Liquid Gold–Inc. Corporate Secretary

Exhibit 99.2	Indemnification Agreement

CUSIP No. 810202101	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2019	SUMMERS VALUE FUND LP

By: Summers Value Partners GP LLC,
Its General Partner

	By:	/s/ Andrew Summers
Name: Andrew Summers
Its: Managing Member

SUMMERS VALUE PARTNERS GP LLC

	By:	/s/ Andrew Summers
Name: Andrew Summers
Its: Managing Member

SUMMERS VALUE PARTNERS LLC

	By:	/s/ Andrew Summers
Name: Andrew Summers
Its: Managing Member

/s/ Andrew Summers
Andrew Summers

CUSIP No. 810202101	Page 9 of 9 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Summers Value Fund LP(1)

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share(2)
11/19/2018	Purchase	1,800	$2.42
11/21/2018	Purchase	2,300	$2.40
11/23/2018	Purchase	600	$2.39(3)
11/26/2018	Purchase	4,300	$2.38(4)
11/28/2018	Purchase	2,500	$2.38(5)
12/10/2018	Purchase	1,560	$2.40
1/9/2019	Purchase	1,600	$2.50
1/11/2019	Purchase	6,500	$2.50
1/15/2019	Purchase	400	$2.50

(1)      Not including any brokerage fees.

(2)      For those purchases indicated with footnotes (3)-(5), the price per share reported is a weighted average price. For those purchases without a footnote, the price per share reported is the exact purchase price of all shares acquired on such date. The Reporting Persons undertake to provide to the Corporation, any security holder of the Corporation or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (3)-(5) to this Schedule 13D.

(3)      These shares were purchased at prices ranging from $2.39-$2.40.

(4)      These shares were purchased at prices ranging from $2.30-$2.40.

(5)      These shares were purchased at prices ranging from $2.29-$2.40.

2.	Summers Value Partners GP LLC

None.

3.	Summers Value Partners LLC

None.

4.	Andrew Summers

None.